Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

June 11, 2012

FILED VIA EDGAR

Mr. Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                                        TESARO, Inc.

Registration Statement on Form S-1/A

Filed May 25, 2012

File No. 333-180309

Dear Mr. Riedler:

On behalf of TESARO, Inc. (the “Company”), this letter is in response to your letter of comment, dated June 8, 2012 to Mr. Leon O. Moulder, relating to the Company’s Registration Statement on Form S-1, as amended (File No. 333-180309) (the “Registration Statement”), and the Company’s correspondence dated June 5, 2012.

On behalf of the Company, we respectfully submit the following responses with respect to the comment contained in the June 8, 2012 letter. For ease of reference, the Staff’s comment is set forth in italic type immediately before the corresponding response submitted on behalf of the Company.

Management’s Discussion and Analysis

Stock-Based Compensation, page 62

1.             We have read your correspondence dated June 5, 2012. Please provide disclosure in the filing as outlined in your response the reasons for the changes in fair value from March 31, 2012 to the latest valuation date, May 31, 2012. Please clarify why each factor contributed to the significant increase in the fair value. In this regard, please clarify that the licensing agreement with Merck is for a product that just completed Phase 1 development and why you believe the licensing agreement significantly contributed to the fair value. In addition, please provide a discussion of each significant factor contributing to the difference between the fair value at May 31, 2012 and the estimated IPO price. We will finalize our evaluation relating to any beneficial conversion feature and stock compensation once an initial public offering price has been set.

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Securities and Exchange Commission June 12, 2012

In order to address the reasons for the changes in the valuations from March 31, 2012 to May 31, 2012, and to discuss the difference between the valuation at May 31, 2012 and the mid-point of the bona fide range to be disclosed on the cover of the IPO prospectus, the Company proposes to include disclosure in its next amendment consistent with the following:

For the contemporaneous valuations at December 31, 2011, March 31, 2012 and May 31, 2012, we used a market approach, the guideline public companies, or GPC, method, to estimate our equity value. We believe that the GPCs used in the valuations are comparable to us because they are all in the same industry, have a market capitalization that is greater than 0.75 times invested capital at the valuation dates and were at a similar stage of development. More specifically, the GPCs were primarily biotechnology or pharmaceutical companies with a lead product candidate in a clinical development phase post Phase 2 clinical trials or later. We are an oncology focused pharmaceutical company with a lead product candidate in post Phase 2 clinical development. The majority of the GPCs have more than one product in development. At each of these valuation dates, we had more than one product in development and our stated strategy is to in-license or acquire additional product candidates across various stages of development. The GPCs equity value was determined as being equal to their market capitalization. We believe that the ratio of market capitalization of the GPCs to their invested capital is an appropriate measure for pre-commercial biotechnology companies due to the uncertainty of valuing such companies and the lack of other reliable, objective metrics.

In order to allocate the equity values determined using the GPC method to our common stock, we used PWERM described in the Practice Aid. Under the PWERM, the value of our common stock was estimated based upon an analysis of future values for the enterprise assuming various future outcomes. The value of common stock at the valuation date is based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to the enterprise as well as the rights of each share class. As each of these methods estimates our equity value at the future liquidity date, such value must be discounted to present value to appropriately estimate the fair value our common stock as of the valuation date. We used the following four scenarios:

(i)  We become a public company in June 2012 (IPO scenario). The IPO scenario estimated equity value was based upon the average of the multiple of invested capital for a group of GPCs as there was no single company in this group that was more representative of our size and stage of development than the others.

(ii)  We become a public company in late 2013 (Delayed IPO scenario). The Delayed IPO scenario estimated equity value was based upon the average of the multiple of invested capital for a group of GPCs that were at the higher end of the multiple of invested capital. We selected the higher end of multiple ranges because in this scenario we expect to have a higher equity value after we receive Phase 3 results from our lead product candidate.

(iii)  We are acquired for a premium in late 2013 (Sale at Premium scenario). The Sale at a Premium scenario equity value represents a 30% premium above the equity value determined in the Delayed IPO scenario.

(iv)  We are acquired for an amount equal to the aggregate liquidation preference of our preferred stock in late 2013 (Sale at a Discount scenario). The Sale at a Discount

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scenario equity value was estimated to be a sale price of $122 million, which represents the aggregate liquidation preference of our preferred stock.

The following tables summarize the significant assumptions for each of the scenarios used to determine the fair value of our common stock as of December 31, 2011, March 31, 2012 and May 31, 2012:

December 31, 2011 Valuation		IPO	Delayed IPO	Sale at Premium	Sale at Discount
Key Assumptions
Probability weighting		45%	15%	15%	25%
Liquidity date		6/30/2012	6/30/2013	6/30/2013	12/31/2013
Underlying equity value ($ millions)		$177	$200	$260	$122
WACC		23.40%	23.40%	23.40%	23.40%
Discount for lack of marketability		13%	13%	13%	13%
Estimated per-share fair value of common stock		$1.86	$1.69	$2.19	$0.00
PWERM	$1.42

March 31, 2012 Valuation		IPO	Delayed IPO	Sale at Premium	Sale at Discount
Key Assumptions
Probability weighting		60%	15%	15%	10%
Liquidity date		6/30/2012	6/30/2013	6/30/2013	12/31/2013
Underlying equity value ($ millions)		$193	$209	$270	$122
WACC		23.80%	23.80%	23.80%	23.80%
Discount for lack of marketability		10%	10%	10%	10%
Estimated per-share fair value of common stock		$2.10	$1.83	$2.37	$0.00
PWERM	$1.89

May 31, 2012 Valuation		IPO	Delayed IPO	Sale at Premium	Sale at Discount
Key Assumptions
Probability weighting		85%	6%	6%	3%
Liquidity date		6/30/2012	6/30/2013	6/30/2013	12/31/2013
Underlying equity value ($ millions)		$203	$220	$284	$122
WACC		23.20%	23.20%	23.20%	23.20%
Discount for lack of marketability		0%	0%	0%	0%
Estimated per-share fair value of common stock		$2.53	$2.22	$2.87	$0.00
PWERM	$2.45

The estimated per share fair value of our common stock calculated in our contemporaneous valuation as of December 31, 2011 of $1.42 per share increased significantly from the retrospective valuation as of June 30, 2011 of $0.92 per share. This is primarily due to the following factors:

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June 12, 2012

•     the probability of a near term liquidity event (IPO) had increased from 15% to 45%;

•     we hired seven additional employees to our development team;

•     we decreased the discount for lack of marketability from 25% to 13%;

•     interest from the investment banking community had increased as a result of the status and timing of our Phase 3 clinical program for rolapitant; and

•     the progress on rolapitant development, which included:

o    meetings with the FDA and obtaining concurrence for clinical pharmacology plans and the Phase 3 protocol designs;

o    finalization of the Phase 3 protocols;

o    completion of two year carcinogenicity package and submission to the FDA;

o    identification of a CRO for four Phase 1 clinical pharmacology studies;

o    identification of a CMO for active pharmaceutical ingredient, or API, manufacture and completion of the transfer of the manufacturing process; and

o    execution of a contract with a CRO for Phase 3 clinical trials.

The estimated per share fair value of our common stock calculated in our contemporaneous valuation as of March 31, 2012 of $1.89 per share increased significantly from the retrospective valuation as of December 31, 2011 of $1.42 per share. This is primarily due to the following factors:

•     the probability of a near term liquidity event (IPO) had increased from 45% to 60%;

•     we decreased the discount for lack of marketability from 13% to 10%;

•     our improved financial position resulting from the issuance of 26.9 million shares in March 2012 of our Series B preferred stock for an aggregate purchase price of $58.5 million; and

•     the progress on rolapitant development, which included:

o    completion and submission of an Investigational Medicinal Product Dossier for international regulatory authorities;

o    initiation of the Phase 3 clinical trials (i.e. first patient enrolled);

o    completion of the first registration batch of API; and

o    completion of two clinical pharmacology studies.

The estimated per share fair value of our common stock calculated in our contemporaneous valuation as of May 31, 2012 of $2.45 per share increased significantly from the retrospective valuation as of March 31, 2012 of $1.89 per share. This is primarily due to the following factors:

•     the probability of a near term liquidity event (IPO) had increased from 60% to 85%;

•     we decreased the discount for lack of marketability from 10% to 0%;

•     we entered into a license agreement with Merck on May 22, 2012, to obtain exclusive, worldwide rights to certain patents and non-exclusive rights to certain Merck know-how, to research, develop, manufacture, market and sell niraparib,  which we believe contributed to the significant increase in value at May 31, 2012 for, among others, the following reasons, all of which we believe increased the probability that we would be able to successfully complete this offering:

o    niraparib, which has undergone a Phase 1 clinical trial in cancer patients as a monotherapy and is currently under evaluation by Merck for use in combination with temozolomide for the treatment of solid tumors, may be the most-advanced

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June 12, 2012

PARP inhibitor in active clinical trials, and has characteristics we believe make it a highly desirable drug-candidate and that investors may consider to be potentially best-in-class  PARP inhibitor;

o    the license added another clinical-stage candidate to our product portfolio;

o    the license provided investors with further evidence that a large, international pharmaceutical company was willing to partner with us, which could be interpreted to mean that it believes that our management team has the ability to successfully develop clinical candidates through approval and launch novel products, which investors may view as indicative of our ability to continue to execute on our strategy of in-licensing or acquiring product candidates; and

o    investors who may not otherwise have been as interested in investing in us will find an investment more appealing, including because such investors have greater interest in therapeutic programs focused on PARP inhibitors than on either ALK inhibitors or supportive care programs;

•     the progress on rolapitant development, including successfully completing the first registration batch of API for rolapitant, which we believe contributed to the increase in value at May 31, 2012, because this is a necessary step in order to submit the manufacturing portion of our NDA for rolapitant to the FDA and demonstrating that we would likely be able to have commercial supply at the time of product approval; and

•     the progress on TSR-011 development in support of our goal to submit an IND in the second half of 2012, including scheduling a pre-IND meeting with the FDA for mid-June, which we believe contributed to the increase in value at May 31, 2012 because it is a critical component to submitting an IND, before which clinical trials cannot begin.  The successful progress of a drug candidate through the research and development is generally viewed as a valued-increasing event for the drug candidate’s sponsor.

In consultation with our underwriters, we determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $            per share.  This range assumes a receptive public trading market for pre-commercial biotechnology companies such as us and sufficient demand for our common stock to support an offering of the size contemplated by this prospectus. In comparison, our estimate of the fair value of our common stock was $2.45 per share as of May 31, 2012. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were an analysis of the typical valuation ranges seen in initial public offerings for companies in our industry for the last two years, the general condition of the securities markets and the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies.  In addition, we believe that the difference in estimated value between the May 31, 2012 value and the estimated price range for this offering is in part the result of the contemporaneous valuation prepared as of May 31, 2012 containing multiple liquidity scenarios, including an initial public offering with an anticipated completion date of June 30, 2012, one scenario that assumed that we completed an IPO on June 30, 2013 and two scenarios that assumed the sale of our company.  However, the consideration of different scenarios accounts for some but not all of  difference between the May 31, 2012 value and the estimated price range for this offering.  Investors should be aware of this difference and recognize that the price range for this offering is in excess of our prior valuations.  Further, investors are cautioned not to place undue reliance on the foregoing valuation methodologies as an indicator of

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future stock prices.  The price that investors are willing to pay in this offering, for which the price range is intended to serve as an estimate, may take into account other things that have not been expressly considered in those valuations, are not objectively determinable and that valuation models are not able to quantify.  For example, our management team has significant experience operating and building value for shareholders of publicly-traded companies.  We believe that investors’ confidence in our management team based on this experience may justify in part a higher valuation than a May 31, 2012 valuation that was based on more objective factors.  Further, we believe that different investors may place higher values on specific assets of ours and that other tangible or intangible factors important to specific investors is responsible for the potential increase in our valuation.  Further, investors should be cautioned that the mid-point of the price range set forth on the cover page of this prospectus does not necessarily represent the fair value of our common stock, but rather reflects an estimate determined in consultation with the underwriters.

The Company continues to believe that no changes to the stock-based compensation expense reflected in its historical financial statements are necessary and that the Series B Preferred Stock issuance in March 2012 did not include a beneficial conversion feature that was in the money at the commitment date.

*          *          *

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or Asher M. Rubin at (410) 659-2777.  We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Leon O. Moulder, TESARO, Inc.
Mary Lynne Hedley, Ph.D., TESARO, Inc.
Richard J. Rodgers, TESARO, Inc.
Nandini Acharya, SEC Staff
Jennifer Riegel, SEC Staff
Sasha Parikh, SEC Staff
Mary Mast, SEC Staff
Asher M. Rubin, Esq., Hogan Lovells US LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Jim Morrone, Esq., Latham & Watkins LLP